# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: P10, Inc., CIK 0001841968
CUSIP: 69376K106
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4514 Cole Ave, Suite 1600, Dallas, Texas (TX), 75202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001889346

## Reporting persons
- Souder Family LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,076,956; sole dispositive power 0; shared dispositive power 5,076,956; aggregate amount beneficially owned 5,076,956 (8.5% of the class)
  Comment: (1) Included in reported beneficial ownership are 4,261,939 shares of Class B Common Stock ("Class B Stock"), which as of the date of this statement entitles its owners to ten votes for each share held, 202,841 shares of Class A Common Stock ("Class A Stock"), and options to acquire 612,176 shares of Class A Stock. The options were exercisable on December 31, 2024, or were exercisable within 60 days of December 31, 2024
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 7.0% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.
- William F. Souder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,076,956; sole dispositive power 0; shared dispositive power 5,076,956; aggregate amount beneficially owned 5,076,956 (8.5% of the class)
  Comment: (1) Included in reported beneficial ownership are 4,261,939 shares of Class B Common Stock ("Class B Stock"), which as of the date of this statement entitles its owners to ten votes for each share held, 202,841 shares of Class A Common Stock ("Class A Stock"), and options to acquire 612,176 shares of Class A Stock. The options were exercisable on December 31, 2024, or were exercisable within 60 days of December 31, 2024.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 7.0% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

## Item 1. Issuer
Name of issuer: P10, Inc.
Address of issuer's principal executive offices: 4514 Cole Ave, Suite 1600 Dallas, TX 75202

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"). The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(i) Souder Family LLC, a Florida limited liability company; and

(ii) William F. Souder, who is a United States citizen and a manager of Souder Family LLC.
Address of principal business office or, if none, residence: The principal business address for Souder Family LLC and for Mr. Souder is 520 Middle Road, Delray Beach, FL 33493.
Citizenship:
(i) Souder Family LLC is a Florida limited liability company.

(ii) William F. Souder is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each of Souder Family LLC and Mr. Souder may be deemed to beneficially own 5,064,780 Shares.
Percent of class: The number of Shares that each of Souder Family LLC and Mr. Souder may be deemed to beneficially own constitutes approximately 8.5% of the Shares outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,076,956
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,076,956

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated as of February 14, 2025 by and among Souder Family LLC and William F. Souder.

## Signatures
- Souder Family LLC: /s/ William F. Souder, William F. Souder/Manager (02/14/2025)
- William F. Souder: /s/ William F. Souder, William F. Souder (02/14/2025)